Ultragenyx Pharmaceutical Inc.

60 Leveroni Court

Novato, CA 94949

January 28, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey Riedler

Re:	Ultragenyx Pharmaceutical Inc.

Registration Statement on Form S-1 (File No. 333-192244)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ultragenyx Pharmaceutical Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on January 30, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Ryan Murr, at (415) 315-6395 or Lisa Kahle, at (415) 315-6320 of Ropes & Gray LLP, counsel to the Company, as soon as the Registration Statement has been declared effective.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

ULTRAGENYX PHARMACEUTICAL INC.

By:	/s/ EMIL D. KAKKIS
Name:	Emil D. Kakkis, M.D., Ph.D.
Title:	President and Chief Executive Officer

[Signature Page - S-1 Acceleration Request]